Filed by: AMIS Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

Filed below is a Q&A provided by AMI Semiconductor Corporation on its internal website on February 13, 2008 regarding ON Semiconductor Corporation’s (“ON”) proposed acquisition of AMIS Holdings, Inc. (“AMIS”).

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON and AMIS and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus has been mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Frequently Asked Questions

Question #265: by Elaine Jacobson added 30-Jan-2008 11:11 MST

Question:

What will happen to NonQual Stock Options that I have never exercised since they have been under water since the time I received them?

Answer:

Underwater options will be converted to ONNN options in the same way as options “in the money.” For example, if you have 100 AMIS options with a strike price of $15.00, at closing they will be converted to 115 ONNN options with a strike price of $13.04.

The “underwater value” will be equivalent immediately before the conversion and immediately after the conversion. Continuing with the example above, let’s assume that immediately before the conversion, ONNN stock is trading at $6.96 and AMIS stock is trading at $8.00. (Note that a 15% market differential between ONNN stock and AMIS stock is defined in the definitive agreement.) Thus, the “underwater value” of the AMIS options is $700 (100 x (15.00 - 8.00)) and the “underwater value” of the converted ONNN options is $699.20 (115 x (13.04 - 6.96)). The small difference is due to rounding.

Question #274: added 04-Feb-2008 15:23 MST

Question:

Why did the members of the Board of Directors agree to sell AMIS?

Answer:

The Board’s reasoning is described in detail in the Form S-4 Registration Statement filed with the SEC. You can access the S-4 at the following site:

http://www.sec.gov/Archives/edgar/data/1097864/000119312508023522/ds4a.htm

Question #276: added 04-Feb-2008 17:15 MST

Question:

Will service awards still exist after the acquisition?

Answer:

Service recognition at ON Semiconductor differs from AMIS. ON Semiconductor does not have a corporate service recognition event, such as a luncheon or service awards. Service accomplishments are instead recognized at the department level.

Question #280: added 06-Feb-2008 07:14 MST

Question:

When is the exact date for the close of the acquisition of AMI Semiconductor by ON Semiconductor?

Answer:

The exact date for the close is not yet known. We anticipate that the acquisition will close in the first half of the year.

Question #273: by Paul Porath added 04-Feb-2008 10:33 MST

Question:

Reference question 1 answered 04 Feb 08: ON Semiconductor currently has a job posted on their Web site for which I qualify. This posting is also found on Careerbuilder.com and Monster.com, so it would seem likely that ON Semiconductor does not have a hiring freeze in place, at least for this opening. Since I am a current AMIS employee, would I not be considered for this position until after the close of the acquisition?

Answer:

ON Semiconductor has an open requisition list just like AMI. We currently have approximately 40 “open” positions and ON Semiconductor has approximately 75 such positions. Approvals of offers for these openings are being stringently reviewed with most staffing delayed due to the likely close of the acquisition the near future. The reason that both companies have left requisitions open in their recruiting systems and on job boards is to ensure that sourcing activities do not come to a complete halt. Once the acquisition closes and the two companies are combined, it is likely some outside hiring will be necessary because of sub-scale resource levels or to obtain the appropriate skill mix. Thus, continuing with sourcing activities is prudent.

We do not know if you would be considered for a position at ON Semiconductor before the close, as that decision would be made by ON Semiconductor’s Human Resources and Staffing Department.

Question #277: added 05-Feb-2008 10:34 MST

Question:

Will there be reductions at AMIS before the acquisition closes? What will the severance package be for reductions both before and after the acquisition closes?

Answer:

There are no reductions planned at AMIS before the acquisition closes. Any reductions that might occur after the closing would be under ON Semiconductor’s severance plan. Details of that plan are being developed and will be communicated as we near the close of the acquisition.

Question #278: added 05-Feb-2008 10:37 MST

Question:

I read on INsite that the ESPP program will be suspended after the February 15 purchase date. Can I sell my ESPP shares or am I an insider?

Answer:

We are in an open trading window until Monday, March 3, so most employees can sell AMIS stock until that date. At any time, if you possess information that is not public and that would make you an insider, you cannot sell stock. Darlene Gerry, Corporate Legal Counsel, can discuss your individual situation with you if you are uncertain whether or not you are an insider.

Employees who are on the “blackout list” are notified prior to each blackout period that they cannot trade during the blackout period. The next blackout period begins on March 3.

Question #268: added 01-Feb-2008 09:45 MST

Question:

Will there be a change in the Human Resources Department and administrative staff after the acquisition closes?

Answer:

In all likelihood, yes. The public company and corporate functions and activities of the combined company are one of the clearest areas of synergy and potential cost savings. Specific plans for how these functions will be combined are currently being developed.

Question #279: added 05-Feb-2008 21:37 MST

Question:

AMIS stock is being converted to ONNN stock at a rate of 1.15 to1.00. ON Semiconductor is buying AMIS for 915 million shares of their stock. Where is that 915 million shares of stock going?

Answer:

ON Semiconductor will not be issuing 915 million shares for the transaction. The acquisition is an all stock transaction that was valued at approximately $915 million at the time of the announcement. When the transaction closes, each share of AMIS (approximately 89.3 million shares outstanding) will be converted into 1.15 shares of ONNN stock. This will be an issuance of approximately 102.7 million shares of ONNN stock to be used to replace the outstanding AMIS shares.

Question #266: added 31-Jan-2008 01:12 MST

Question:

Both ONNN and AMIS stocks have shown a steady decline since the news of the acquisition was made public. Is there a rational reason for this ? One would expect the merger to be perceived by investors as a positive event since the economy of scale should increase the profitability of the merged company.

Answer:

Both ON Semiconductor and AMI Semiconductor stock are part of the larger semiconductor industry within the public stock market and their valuations (increases or decreases) are subject to many macro economic, industry and company-specific events. Since the merger was announced on December 13, 2007, many macro events and sentiment toward the overall economy have put significant downward pressure on individual stocks as well as industry and overall market indexes. For example, from December 12, 2007 (the day before the acquisition was announced) to February 5, 2008, the Nasdaq Composite Index (IXIC) declined 13.5%, the S&P 500 index (GSPC) declined 10.1% and the Philadelphia Semiconductor Sector Index (SOXX) declined 16.1%.

Despite the decline in the overall market and individual stocks, we still believe that the merger will lead to greater economies of scale as well as increased cash flow and profitability.